UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40055

Issuer: Bite Acquisition Corp.

Exchange: The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

30 West Street, No. 28F
New York, New York 10004

(212) 608-2923

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one share of common stock, par value $0.0001 per share and one-half of one warrant

Common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bite Acquisition Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

BITE ACQUISITION CORP.

Date:	February 24, 2023	By:	/s/ Alberto Ardura González
			Name:	Alberto Ardura González
			Title:	Chief Executive Officer and Chairman of the Board

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 14 CFR-240.19d-1 as applicable. See General Instructions.